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# COMPLETION OF 2024 SHARE BUYBACK

UNILEVER PLC

Released 17:27:29 05 November 2024

RNS Number : 0647L
Unilever PLC
05 November 2024

**Completion of 2024 Share Buyback Programme**

***London, 5 November 2024.*** Unilever PLC announces the completion of the second and final tranch share buyback programme of up to €1.5 billion initially announced on 8 February 2024 (the "Program

Under the First Tranche which was announced on 17 May 2024, a total of 13,437,701 ordinary U purchased with an aggregate market value equivalent of €700,101,906.

Under the Second Tranche which was announced on 13 September 2024, a total of 13,931,208 ord were purchased with an aggregate market value equivalent of €799,897,969.

Please see the total voting rights announcement dated 1 November 2024 for Unilever PLC's lates published under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5

**ENDS**

**Enquiries**

**Media:**
Unilever Press Office
press-office.london@unilever.com

**Investors:**
Investor Relations Team investor.relations@unilever.com

**About Unilever**

Unilever is one of the world's leading suppliers of Beauty & Wellbeing, Personal Care, Home Care, Nutrition a
sales in over 190 countries and products used by 3.4 billion people every day. We have 128,000 employees a billion in 2023.

For more information about Unilever and our brands, please visit www.unilever.com.

***Safe Harbour***

*This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the
Litigation Reform Act of 1995, including with relation to Unilever's share buyback programme, its purpose and timetable. All sta historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expec
'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably
'projected', 'estimate', 'achieve' or the negative of these terms and other similar expressions of future performance, results, actio are intended to identify such forward-looking statements. These forward-looking statements are based upon current belief regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their enti contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.*

*Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be bey important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of m all of which are known to us.*

*The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law c disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statemen change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we canno on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from thos statements.*

*Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stoc and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2023 and the Unilever Annual R
on our corporate website www.unilever.com.*

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